ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 21, 2021

Lisa M. Henry T +1 617 951 7780 Lisa.Henry@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AMG Funds (the “Registrant”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-254611)

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is Pre-Effective Amendment No. 1 to the registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of AMG GW&K Small Cap Value Fund II (formerly AMG Managers Silvercrest Small Cap Fund), a series of AMG Funds IV (the “Target Fund”) by AMG GW&K Small Cap Value Fund (formerly AMG Managers Skyline Special Equities Fund), a series of the Registrant (the “Acquiring Fund”).

The Proxy Statement/Prospectus contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Target Fund, a series of AMG Funds IV, at which time the shareholders of the Target Fund will be asked to vote on the proposed acquisition of the Target Fund by the Acquiring Fund. The Registration Statement also includes a proposal for shareholders of the Target Fund to approve a new subadvisory agreement with the Target Fund’s current interim subadviser.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registrant and AMG Distributors, Inc. expect to file by letter a request for acceleration of the effective date of the Registration Statement so that it becomes effective on April 23, 2021, or as soon thereafter as possible.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry